                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                         Greate Bay Casino Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   391546108
               -------------------------------------------------
                                (CUSIP Number)

               William D. Pratt, Secretary and General Counsel,
        Greate Bay Casino Corporation, Two Galleria Tower, Suite 2200,
          13455 Noel Road, LB 48, Dallas, Texas 75240, (972) 386-9777
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               DECEMBER 31, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 391546108                             Page      2   of   11      Pages
--------------------------------------------------------------------------------
1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Jack T. Pratt
--------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3               SEC USE ONLY
--------------------------------------------------------------------------------
4               SOURCE OF FUNDS

                N/A
--------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                               [_]
--------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
--------------------------------------------------------------------------------
         NUMBER OF                   7  SOLE VOTING POWER
          SHARES                          476,405 (1)
       BENEFICIALLY                 --------------------------------------------
         OWNED BY                    8  SHARED VOTING POWER
           EACH
         REPORTING                        0
          PERSON                    --------------------------------------------
           WITH                      9  SOLE DISPOSITIVE POWER
                                          476,405 (1)
                                    --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER

                                          0
--------------------------------------------------------------------------------
           11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                                   EACH REPORTING PERSON

                                          476,405 (1)
--------------------------------------------------------------------------------
           12                      CHECK BOX IF THE AGGREGATE AMOUNT IN
                                   ROW (11) EXCLUDES CERTAIN SHARES          [_]
--------------------------------------------------------------------------------
           13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN
                                   ROW (11)

                                     9.2%
--------------------------------------------------------------------------------
           14                      TYPE OF REPORTING PERSON*

                                     IN
--------------------------------------------------------------------------------


(1) Represents Common Stock owned of record by Jack T. Pratt (5,874 shares), J.E. Pratt Co. No. 1 (302,030 shares) and the W.D. Pratt Family Trust (168,501 shares). Jack E. Pratt disclaims beneficial ownership of all shares held by J.E. Pratt Co. No. 1 exceeding his pecuniary interest therein and all shares held by W.D. Pratt Family Trust.

                                  SCHEDULE 13D


CUSIP No. 391546108                             Page      3   of   11      Pages
--------------------------------------------------------------------------------
1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                J. E. Pratt Co. No. 1
--------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3               SEC USE ONLY
--------------------------------------------------------------------------------
4               SOURCE OF FUNDS

                N/A
--------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                               [_]
--------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION

                Texas
--------------------------------------------------------------------------------
         NUMBER OF                   7  SOLE VOTING POWER
          SHARES                          302,030 (1)
       BENEFICIALLY                 --------------------------------------------
         OWNED BY                    8  SHARED VOTING POWER
           EACH
         REPORTING                        0
          PERSON                    --------------------------------------------
           WITH                      9  SOLE DISPOSITIVE POWER
                                          302,030 (1)
                                    --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER

                                          0
--------------------------------------------------------------------------------
           11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                                   EACH REPORTING PERSON

                                          302,030
--------------------------------------------------------------------------------
           12                      CHECK BOX IF THE AGGREGATE AMOUNT IN
                                   ROW (11) EXCLUDES CERTAIN SHARES          [_]
--------------------------------------------------------------------------------
           13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN
                                   ROW (11)

                                     5.8%
--------------------------------------------------------------------------------
           14                      TYPE OF REPORTING PERSON*

                                     PN
--------------------------------------------------------------------------------

(1)  Power is exercised through its Managing General Partner, Jack E. Pratt.

                                  SCHEDULE 13D


CUSIP No. 391546108                             Page      4   of   11      Pages
--------------------------------------------------------------------------------
1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                W.D. Pratt Family Trust
--------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3               SEC USE ONLY
--------------------------------------------------------------------------------
4               SOURCE OF FUNDS

                N/A
--------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                               [_]
--------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION

                Texas
--------------------------------------------------------------------------------
         NUMBER OF                   7  SOLE VOTING POWER
          SHARES                          168,501 (1)
       BENEFICIALLY                 --------------------------------------------
         OWNED BY                    8  SHARED VOTING POWER
           EACH
         REPORTING                        0
          PERSON                    --------------------------------------------
           WITH                      9  SOLE DISPOSITIVE POWER
                                          168,501 (1)
                                    --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER

                                          0
--------------------------------------------------------------------------------
           11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                                   EACH REPORTING PERSON

                                          168,501
--------------------------------------------------------------------------------
           12                      CHECK BOX IF THE AGGREGATE AMOUNT IN
                                   ROW (11) EXCLUDES CERTAIN SHARES          [_]
--------------------------------------------------------------------------------
           13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN
                                   ROW (11)

                                     3.3%
--------------------------------------------------------------------------------
           14                      TYPE OF REPORTING PERSON*

                                     00 - Trust
--------------------------------------------------------------------------------

(1)  Power is exercised through its Trustee, Jack E. Pratt.

Item 1.  Security and Issuer.
-------  --------------------

     This statement relates to the common stock, par value $0.10 per share (the "Common Stock"), of Greate Bay Casino Corporation (f/k/a Pratt Hotel Corporation), a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is Two Galleria Tower, 13455 Noel Road, Suite 2200, Dallas, Texas 75240.

Item 2.  Identity and Background.
-------  ------------------------

     This statement is filed on behalf of Jack E. Pratt, J.E. Pratt Co. No. 1 (the "Partnership"), and the W.D. Pratt Family Trust (the "Trust") (collectively, the "Reporting Persons"). The Reporting Persons expressly disclaim the existence of any "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, between themselves or with any other person, with respect to the Common Stock.

     Jack E. Pratt's business address is Two Galleria Tower, 13455 Noel Road, Suite 2200, Dallas, Texas 75240, and his present principal occupation or employment at such address is serving as the Chairman of the Board and Chief Executive Officer of the Company and as the Chairman of the Board and Chief Executive Officer of Hollywood Casino Corporation ("Hollywood"). The Company owns and operates the Sands Hotel and Casino in Atlantic City, New Jersey. Hollywood owns and operates distinctive Hollywood-themed casino entertainment facilities under the service mark Hollywood Casino in Aurora, Illinois and Tunica County, Mississippi.

     The Partnership is organized as a general partnership under the laws of the State of Texas and is located in Texas. Jack E. Pratt is the Managing General Partner of the Partnership. The general partners of the Partnership are Jack E. Pratt; C.A. Pratt Partners, Ltd., which is controlled by Jack E. Pratt, its Managing General Partner; Jill P. LaFerney, whose principal employment is owning and operating an ice cream business and whose principal business address is 9054 Briarwood, Dallas, Texas 75209; and John R. Pratt, whose occupation is project manager for HWCC Development Corporation, a construction company, and whose principal business address is Two Galleria Tower, 13455 Noel Road, Suite 2200, Dallas, Texas 75240. The principal business of the Partnership is to hold investments for the benefit of its partners. The address of the Partnership's principal business office is Two Galleria Tower, 13455 Noel Road, Suite
2200, Dallas, Texas 75240.

     The Trust is governed by the laws of the State of Texas and is located in Texas. Jack E. Pratt is the Trustee of the Trust. The primary beneficiaries of the Trust are William D. Pratt, Jr., who is currently on medical leave from his occupation as Assistant Manager for the Sands San Juan Hotel and Casino, the address of which is Isla Verde Road 187, San Juan, Puerto Rico 00913; Shawn Denise Bradshaw, a homemaker; Michael Shannan Pratt, whose occupation is serving as Vice President of Operations of Hollywood Casino-Aurora, Inc., which owns a casino in Aurora, Illinois, and whose principal business address is 49 West Galena Blvd., Aurora, Illinois 60506; and Linda M. Pratt, a homemaker. The principal business of the Trust is to hold investments for the benefit of its beneficiaries. The address of the Trust's principal business and office is Two Galleria Tower, 13455 Noel Road, Suite 2200, Dallas, Texas 75240.

     To the best knowledge of Jack E. Pratt, in his personal capacity and his capacity as Managing General Partner of the Partnership and Trustee of the Trust, none of the Reporting Persons, general partners of the Partnership, or primary beneficiaries of the Trust has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     To the best knowledge of Jack E. Pratt, in his personal capacity and his capacity as Managing General Partner of the Partnership and Trustee of the Trust, none of the Reporting Persons, general partners of the Partnership, or primary beneficiaries of the Trust has, during the last five years, been a party to a court proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Jack E. Pratt, Jill P. LaFerney, John R. Pratt, William D. Pratt, Jr., Shawn Denise Bradshaw, Michael Shannan Pratt and Linda M. Pratt are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.
-------  --------------------------------------------------

     The Reporting Persons acquired all of the shares of Common Stock held of record by them (the "Shares") pursuant to a distribution (the "Distribution") by Hollywood on a pro-rata basis to the holders of Hollywood's Class A Common Stock, par value $0.0001 (the "Hollywood Common Stock"), of all of the shares of the Company's Common Stock owned by Hollywood. The Distribution occurred on December 31, 1996 at the rate of 0.167852 of a share of the Common Stock of the Company for each share of Hollywood Common Stock owned of record on December 24, 1996 by the stockholders of Hollywood Common Stock. No consideration was paid by the Reporting Persons in return for the Shares received in the Distribution.

Item 4.  Purpose of the Transaction.
-------  ---------------------------

     The Shares were acquired by the Reporting Persons through the Distribution, which involved no independent action on the part of the Reporting Persons. The Reporting Persons hold the Shares for investment purposes. The Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in Subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

     The Reporting Persons reserve the right to acquire additional securities of the Company, to dispose of such securities at any time, or to formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of their investment goals, market conditions or other factors.

Item 5.  Interest in Securities of the Issuer.
-------  -------------------------------------

     (a) Jack E. Pratt owns of record 5,874 shares of Common Stock (representing approximately 0.1% of the shares of Common Stock outstanding on January 1, 1997, based on information supplied by the Company to the Reporting Persons). Jack E. Pratt may be deemed to be the beneficial owner of an aggregate of 476,405 shares of Common Stock (representing approximately 9.2% of the shares of Common Stock outstanding on January 1, 1997, based on information supplied by the Company to the Reporting Persons), which number includes, in addition to the 5,874 shares owned of record by him, 302,030 shares owned of record by the Partnership and 168,501 shares owned of record by the Trust. Jack E. Pratt is the Managing General Partner of the Partnership and the Trustee of the Trust and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock owned of record by the Partnership and the Trust. Jack E. Pratt disclaims beneficial ownership of all shares of Common Stock owned by the Trust and any shares of Common Stock held by the Partnership exceeding his pecuniary interest therein.

     The Partnership owns of record and beneficially an aggregate of 302,030 shares of Common Stock of the Company (representing approximately 5.8% of the shares of Common Stock outstanding on January 1, 1997, based on information supplied by the Company to the Reporting Persons).

     The Trust owns of record and beneficially an aggregate of 168,501 shares of Common Stock of the Company (representing approximately 3.3% of the shares of Common Stock outstanding on January 1, 1997, based on information supplied by the Company to the Reporting Persons).

     Neither Jill P. LaFerney nor John R. Pratt own of record or beneficially any shares of Common Stock.

     The Reporting Persons hereby expressly disclaim the existence of any "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, between themselves or with any other person, with respect to the Common Stock.

     (b) Jack E. Pratt has sole voting power and sole dispositive power with respect to the 5,874 shares of Common Stock owned of record by him, the 302,030 shares of Common Stock owned of record by the Partnership, and the 168,501 shares of Common Stock owned of record by the Trust, for a total of 476,405 aggregate shares of Common Stock of the Company.

     The Partnership has sole voting power and sole dispositive power with respect to the 302,030 shares of Common Stock owned of record by it.

     The Trust has sole voting power and sole dispositive power with respect to the 168,501 shares of Common Stock owned of record by it.

     Neither Jill P. LaFerney nor John R. Pratt has the power to vote or direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition of any shares of Common Stock.

     (c) On December 20, 1996, C.A. Pratt Partners, Ltd., a Texas limited partnership of which Jack E. Pratt is the General Partner, sold 215,206 shares of Common Stock. C.A. Pratt Partners, Ltd. now owns no shares of Common Stock. Jack E. Pratt has no pecuniary interest in the assets of C.A. Pratt Partners, Ltd.

     The only transaction by the Reporting Persons in the Common Stock of the Company during the past 60 days is the Distribution described in Item 3 above. The description of the Distribution in Item 3 is hereby incorporated by reference.

     (d) Jack E. Pratt has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 5,874 shares of Common Stock owned of record by him. The Partnership has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 302,030 shares of Common Stock owned of record by it. The Trust has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 168,501 shares of Common Stock owned of record by it. Neither Jill P. LaFerney nor John R. Pratt has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any shares of Common Stock.

     (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
-------  ---------------------------------------------------------------------
         to Securities of the Issuer.
         ----------------------------

     Jack E. Pratt is the Managing General Partner of the Partnership and the Trustee of the Trust, both of which own Common Stock of the Company.

     Attached hereto as Exhibit 7.1 and incorporated herein by reference is a
                        -----------
copy of a Joint Filing Agreement.

Item 7.  Material to be Filed as Exhibits.
-------  ---------------------------------

     7.1  Joint Filing Agreement.

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 10, 1997



                                    JACK E. PRATT


                                    /s/  Jack E. Pratt
                                    ------------------



                                    J. E. PRATT CO. NO. 1


                                    /s/  Jack E. Pratt
                                    ------------------
                                    By:  Jack E. Pratt
                                          Managing General Partner



                                    W.D. PRATT FAMILY TRUST


                                    /s/  Jack E. Pratt
                                    ------------------
                                    By:  Jack E. Pratt
                                          Trustee

                                  EXHIBIT 7.1
                            JOINT FILING AGREEMENT
                            ----------------------


          In accordance with Rule 13d-1(f) promulgated under the Securities and Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any amendments thereto) with regard to the common stock of Greate Bay Casino Corporation, and further agree that this Joint Filing Agreement may be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of the 9th day of January, 1997.



                                    JACK E. PRATT


                                    /s/  Jack E. Pratt
                                    ------------------



                                    J. E. PRATT CO. NO. 1


                                    /s/  Jack E. Pratt
                                    ------------------
                                    By:  Jack E. Pratt
                                         Managing General Partner



                                    W.D. PRATT FAMILY TRUST


                                    /s/  Jack E. Pratt
                                    ------------------
                                    By:  Jack E. Pratt
                                         Trustee